

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 6, 2015

Via E-mail
James N. Phillips
Chief Executive Officer
Midatech Pharma PLC
65 Innovation Drive
Milton Park
Abingdon, Oxfordshire OX14 4RQ, United Kingdom

> **Re: Midatech Pharma PLC**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed September 22, 2015**
> **File No. 333-206305**

Dear Mr. Phillips:

We have reviewed the second amendment to your registration statement and your response letter filed on September 22, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Premiums Analysis, page 112

1. We note your response to our prior comment 20. Please expand your disclosure to describe with greater specificity Aquilo Partners' criteria for determining that the cited transactions were appropriate for comparative analysis.

2. Please revise the list of transactions in this section to provide the acquisition date for each of the transactions cited.

Intellectual Property, page 213

3. We note your response to our prior comment 26. Please expand your disclosure for your material patents and patent applications to provide the type of patent protection such as composition of matter, use or process and the expected expiration dates if your patent applications are approved separate from the expiration dates of your issued patents.

Cancer support therapeutics, page 237

4. Please revise your disclosure regarding the DARA and Alamo agreement to describe the profit share by quantifying the gross margin of sales that must be achieved and to quantify DARA's portion of revenues.

Information Regarding DARA
Competition, page 239

5. Please expand your disclosure to identify the companies which manufacture the competing products described in this section.

Licenses, page 240

6. We note your response to our comment 9. Please expand your disclosure regarding the Rosemont agreement to provide the aggregate milestones payable under the agreement. In addition, please expand your disclosure regarding the Helsinn agreement to provide the up-front payment, aggregate milestones and the royalties within a ten percent range (i.e. single digits, teens, twenties, etc…).

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
        Samuel P. Williams, Esq.
        Brown Rudnick LLP